O’Melveny & Myers LLP
Yin Tai Centre, Office Tower
37th Floor	omm.com
No. 2 Jianguomenwai Avenue
Beijing 100022, China

Ke Geng
D: +86 10 6563 4261
kgeng@omm.com

October 15, 2019

Mr. Charles Eastman

Mr. Robert S. Littlepage

Joshua Shainess, Esq.

Celeste M. Murphy, Esq.

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Eastman, Mr. Littlepage, Mr. Shainess and Ms. Murphy,

Re:                             Aesthetic Medical International Holdings Group Limited

Responses to the Staff’s Comments on the Registration Statement on Form F-1

Filed on September 30, 2019

File No. 333-234022

On behalf of our client, Aesthetic Medical International Holdings Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 7, 2019 on the Company’s Registration Statement on Form F-1 filed on September 30, 2019 (the “Registration Statement”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Concurrently with the submission of this letter, the Company is submitting herewith an amendment to the Registration Statement (the “Amendment No. 1”) and certain exhibits to the Registration Statement via EDGAR to the Commission for the Staff’s review pursuant to the Jumpstart Our Business Startups Act of 2012. In the Amendment No. 1, the Company has updated the Registration Statement and included, among others, the estimated price range of the securities to be offered, the offering size, and additional disclosures in relation to the Company’s recent developments.

To facilitate the Staff’s review, we have separately delivered to the Staff five courtesy copies of the Amendment No. 1, marked to show changes to the Registration Statement.

The Company plans to commence the marketing activities in connection with the offering on October 16, 2019. The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about October 24, 2019, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Century City  •  Los Angeles  •  Newport Beach  •  New York  •  San Francisco  •  Silicon Valley  •  Washington, DC

Beijing  •  Brussels  •  Hong Kong  •  London  •  Seoul  •  Shanghai  •  Singapore  •  Tokyo

Registration Statement on Form F-1

Capitalization, page 62

1.                                     Please revise the pro forma presentation of your capitalization to also give effect to the exchange of the exchangeable notes into Series B preferred shares and the automatic re-designation of these shares as ordinary shares.

The Company respectfully noted the Staff’s comment and revised page 63 of the Registration Statement in response.

Financial Statements

Unaudited Interim Condensed Consolidated Balance Sheet, page F-91

2.                                     We note the subsequent event disclosed on page F-119 and the disclosure within your capitalization disclosure on page 62. Please revise the pro forma balance sheet information to also give effect to the exchange of the exchangeable notes into Series B preferred shares, and the automatic re-designation of these shares as ordinary shares immediately prior to the completion of the offering.

The Company respectfully noted the Staff’s comment and revised pages F-4, F-29, F-40, F-91 and F-103 of the Registration Statement in response.

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If you have any questions, please contact the undersigned by telephone at +86 10 6563 4261 or via e-mail at kgeng@omm.com, Ye Sun, by telephone at +86 10 6563 4256 or via email at ysun@omm.com, or Ricky Shin, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +852 2289 1356 or via email at ricky.w.shin@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ke Geng
Ke Geng

Enclosures.

cc:                                Dr. Pengwu Zhou, Chairman and Chief Executive Officer of the Company

Mr. Guanhua Wu, Chief Financial Officer of the Company

Mr. Ye Sun, Esq., Counsel, O’Melveny & Myers LLP

Mr. Ricky Shin, Partner, PricewaterhouseCoopers Zhong Tian LLP

Mr. Benjamin Su, Esq., Partner, Latham & Watkins LLP